Syngenta AG P.O. Box CH-4002 Basel Switzerland www.syngenta.com	Correspondence address Schwarzwaldallee 215 4002 Basel

VIA EDGAR SUBMISSION AND COURIER

Mr. Frank Green
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Basel, July 22, 2005 Syngenta AG Annual Report on Form 20-F for the year ended December 31, 2004 File No. 1-15152

Dear Mr. Green:

This letter is in response to comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated June 30, 2005 (the “Comment Letter”) regarding the above-referenced Annual Report on Form 20-F of Syngenta AG (“Syngenta” or the “Company”) filed March 16, 2005 (the “Annual Report”).

Set forth below is the Company’s response to the Staff’s comment, as set forth in the Comment Letter.

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Syngenta AG Annual Report Form 20-F Ended Dec 31, 2004 File No. 1-15152	Date: July 22, 2005	Page 2/3

General

We note the disclosure at the end of Note 32 “Syngenta’s operations, associates and joint-ventures as at December 31, 2004” on page F-65 that Syngenta is represented by operations, associates or joint ventures in Iran and Cuba. In view of the fact that Iran and Cuba have been identified by the U.S. State Department as state sponsors of terrorism, and are subject to economic sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control, please describe to us your operations in both countries; advise us of the materiality to the Company of its operations in Iran and Cuba; and give us your view as to whether those operations constitute a material investment risk for your security holders. In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company’s reputation and share value, that a reasonable investor would deem important in making an investment decision. We may have further comment.

Syngenta maintains a representative office in each of Iran and Cuba, which offices primarily engage in the promotion of Syngenta’s business interests, including the coordination of logistics and product trials. Fewer than 20 persons are employed, in the aggregate, by Syngenta in Iran and Cuba. De minimis fixed assets, having a net book value of less than $0.1 million each, and consisting primarily of office equipment and automobiles (as well as the office manager’s residence, in the case of Iran), are located in Iran and Cuba.

For the reasons set forth below, based on an assessment of both quantitative and qualitative factors, Syngenta believes that our operations in Iran and Cuba, as disclosed on page F-65 of the Annual Report, are not material to Syngenta and do not constitute a material investment risk to our securityholders.

During the fiscal year ended December 31, 2004, Syngenta’s sales in Iran and Cuba were approximately $35 million and $4 million, respectively, which in the aggregate is equivalent to approximately 0.54% of Syngenta’s total sales of $7,269 million. Therefore, Syngenta believes that our operations in Iran and Cuba are quantitatively immaterial to our business, financial condition and results of operations.

During the fiscal year ended December 31, 2004, sales of products in Iran and Cuba consisted primarily of herbicides, fungicides, insecticides, seed treatments, rodenticides and seeds. As disclosed on pages 13 to 38 of the Annual Report, Syngenta’s products are designed for use in the agricultural industry, with some products having additional application in public health, turf management and ornamental markets. It is Syngenta’s belief that our operations in Iran and Cuba are in full compliance with applicable laws and regulations.

Based on the foregoing, Syngenta believes that our operations, both individually and in the aggregate, in Iran and Cuba are immaterial and have not materially affected our reputation or share value. Accordingly, Syngenta believes that neither the quantitative size nor the qualitative nature of these operations constitutes a material investment risk to Syngenta’s security holders. However, by disclosing on page F-65 of the Annual Report the existence of our business operations in Iran and Cuba, Syngenta has made investors aware of the existence of these minor operations. Syngenta does not believe that additional disclosure in the Annual Report relating to Syngenta’s operations in Iran and Cuba would be deemed important by a reasonable investor in making an investment decision.

Syngenta AG Annual Report Form 20-F Ended Dec 31, 2004 File No. 1-15152	Date: July 22, 2005	Page 3/3

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Annual Report. In addition, the Company acknowledges that the Staff’s comments or changes to the Company’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Annual Report and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned (+41-61-323-7390; +41-61-323-3950) or James Halliwell, Head of Reporting (+41-61-323-7074), with any questions you may have with respect to the foregoing. Alternatively, during non-Swiss business hours, please feel free to contact Michael Kaplan (212-450-4111) or Michael Kim (212-450-4185) of Davis Polk & Wardwell, Syngenta’s outside counsel, with respect to this letter.

Sincerely,

/s/ Christoph Mäder	/s/ Domenico Scala
Christoph Mäder	Domenico Scala
Group General Counsel	Chief Financial Officer

CC:
-	James Halliwell, Syngenta AG
-	Michael Kaplan, Davis Polk & Wardwell
-	Michael Kim, Davis Polk & Wardwell